UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Exact name of registrant as specified in its charter)

Floor 14, Block B

No. 1004 Chuangye Avenue

Bao’an District, Shenzhen 518000

People's Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of Certain Directors; Election of New Directors; Appointment of CEO and CFO; and Establishment of Committees

On May 6, 2022, the board of directors (the “Board”) of Mercurity Fintech Holding, Inc. (the “Company”) received and accepted the resignations of Laibin Ding, Wenjie Han and Yunhui Jin, as directors of the Board, and on May 7, 2022, the Board received and accepted the resignation of Xuehui He as a director of the Board (collectively, the four directors referred to as the “Departing Directors”). The resignation of each Departing Director was not because of any disagreement between any Departing Director and the Company on any matter relating to the Company’s operations, policies, or practices, but due to their personal reasons.

On May 7, 2022, the Board of the Company elected Shi Qiu, Xiang Qu, and Er-Yi Toh as new directors of the Company effective immediately, among whom Xiang Qu and Er-Yi Toh are deemed independent under Nasdaq Rule 5605(a)(2). In addition, on May 7, 2022, the Board removed Hua Zhou as the Chairperson of the Board and elected Huahui Deng as the Chairman of the Board, effective immediately, while Hua Zhou remains as a member of the Board.

Mr. Qiu, age 31, is an entrepreneur with extensive experience in corporate management and business innovation in various industries, such as the media, fintech, and blockchain industries. From September 2015 to May 2018, Mr. Qiu co-founded and served as a Vice President of Newstyle Media Group, which received strategic investments from certain well-known technology companies in China. Newstyle Media Group produced a popular Asian TV series “The Untamed,” which is currently available worldwide on the online streaming platform Netflix. From June 2018 to October 2018, Mr. Qiu served as the Head of Blockchain Business of North Mining Limited. Mr. Qiu then served as the Vice-General Manager of Ningbo Saimeinuo Supply Chain Management Ltd. from November 2018 until 2021. Since November, 2021, Mr. Qiu has served as the Chief Technology Officer (the “CTO”) of Singularity Future Technology (NASDAQ:SGLY). Mr. Qiu received a Bachelor’s Degree in Risk Management and Actuary from Zhejiang University and a Master's Degree in Government Management and Public Policy from Tsinghua University.

Mr. Xiang Qu, age 35, is an experienced financial management professional with over ten (10) years of experience in the financial management and asset management industry. From 2010 to 2017, Mr. Qu joined Yiren Digital Ltd. (formerly known as Yixin Group, NYSE:YRD), a financial technology group in China, where he served as the Chief Financial Officer and Senior Vice President. From 2017 to 2021, Mr. Qu served as a Co-Founder and the Chief Financial Officer of Yu Jin Capital. Mr. Qu currently serves as an executive director of the China Finance Forum and an executive director of the China Venture Capital Association. Mr. Qu received a Master’s Degree in Master of Business Administration from Fudan University.

Mr. Er-Yi Toh, age 38, is currently the Chief Executive Officer and founder of Pytheas, a software company in Singapore providing travel Ecommerce services. Prior to founding Pytheas in 2011, Mr. Toh was a Research Analyst at NUS Risk Management Institute (RMI) from 2009 to 2010 where he was responsible for designing and building the data warehouse and financial model system. Mr. Toh received a Bachelor’s Degree of Engineering in Computer Engineering from Nanyang Technological University.

On May 7, 2022, the Board of the Company appointed certain directors to the compensation committee (the “Compensation Committee”), audit committee (the “Audit Committee”), and nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) to fill the vacancies thereon.

The Compensation Committee shall consist of Cong Huang, Er-Yi Toh, and Xiang Qu with Er-Yi Toh as the Chair of the Compensation Committee, effective May 7, 2022.

The Audit Committee shall consist of Cong Huang, Er-Yi Toh, and Xiang Qu with Xiang Qu as Chair of the Audit Committee, effective May 7, 2022.

The Nominating and Corporate Governance Committee shall consist of Cong Huang, Er-Yi Toh, and Xiang Qu with Cong Huang as the Chair of the Nominating and Corporate Governance Committee, effective May 7, 2022.

Furthermore, on May 7, 2022, the Board removed Hua Zhou as the Chief Executive Officer of the Company and appointed Shi Qiu as the new Chief Executive Officer of the Company, effective immediately. The Board also appointed Cheng Hock Phuah as its new Chief Financial Officer of the Company, effective May 7, 2022.

Mr. Cheng Hock Phuah, age 51, has over thirty (30) years of work and investment experiences in diverse industries, including corporate finance, securities brokerage, asset management, mining, telecommunications, biotech, business process outsourcing, and the Food and Beverage Industry. Since 2015, Mr. Phuah has served as an advisor for a number of public companies, including Viking Offshore & Marine Limited, MMP Resources Limited and HB Global Limited (Bursa KL). Mr. Phuah obtained his Bachelor’s Degree in Economics from the University of London.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Shi Qiu
	Name:	Shi Qiu
	Title:	Chief Executive Officer

Date: May 10, 2022